Exhibit (a)(5)(iv)
Employee Stock Purchase Plan (ESPP) Q&A
Shares of stock purchased through the ESPP will be cancelled in exchange for the merger price at the time of the merger, just like shares of stock held by any other shareholder.
What do I have to do?
Like any other shareholder, you will receive instructions in the mail regarding the tender offer, a mailing was sent on May 11th. These instructions will offer you the opportunity to tender (similar to voting) your shares in support of the merger. Or you can do nothing, which is essentially withholding your vote. Information concerning the tender process and the merger, including the payment process for your shares, are included in the material that is being mailed to you on behalf of CNA.
What is the merger price?
The price that has been agreed upon is $26.55/share. This price could change, but cannot be reduced without our consent per the terms of the Merger Agreement.
How do I know how many shares I have?
When the plan was terminated in 2010, AST sent a statement to each shareholder. If you do not have this statement, please contact Dave Widness for a copy.
What if I transferred my shares to a broker?
Nothing is different. At the time of the merger your shares will be cancelled in exchange for the merger price and you will receive a check.
Can I sell my shares prior to the merger date?
Yes, until the merger date, shares of CNA Surety may continue to be traded.
What about taxes?
If you own shares through ESPP you will pay tax on the capital gains you earned on such shares. There may also be ordinary income implications as well. You will receive a 1099 at the end of the year. For a more detailed explanation, please see the following pages. Please also seek accounting advice for your particular situation.
Please note that if you have shares that will fall under Disqualifying Disposition, as described below, and you owe ordinary income taxes on those proceeds, the taxes will not be taken from the check you receive. You may need to either adjust your tax withholding or be prepared to pay the tax by April 15th of 2012 when you prepare your taxes.
What if I have further questions?
Contact Dave Widness in Human Resources Administration at 605-330-4677 or dave.widness@cnasurety.com.

INTRODUCTION
The CNA Surety Corporation Employee Stock Purchase Plan (the “Plan”) was established in 2000 to provide eligible employees with the opportunity to purchase common stock (“Shares”) of CNA Surety Corporation (the “Company”) at a 15% discount from the market price (“Discounted Purchase Price”). Shares were offered in semi-annual (January 1 through June 30 and July 1 through December 31) Purchase Periods. The Plan expired in 2010 and the last Purchase Period under the Plan ended on June 30, 2010.
This summary describes the Federal income tax consequences relating to the sale or other disposition of any Shares you may have purchased under the Plan, including any Shares that will be acquired by CNA Financial Corporation as a result of the proposed merger of CNA Surety with and into CNA Financial Corporation (the “Merger”).
The following summary does not include any discussion of state or local income taxes, any of which could apply depending on your circumstances. Your actual tax consequences will depend upon your particular circumstances. Accordingly, you should consult with a tax advisor regarding the tax consequences to you relating to the sale or other disposition of any Shares you may have purchased under the Plan.
FEDERAL TAX TREATMENT
The Plan was intended to qualify under the provisions of Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”).
Under the terms of the Plan you purchased your Shares for 85% of the lesser of (i) the market price of the Shares on the first day of the Purchase Period or (ii) the market price of the Shares on the last day of the Purchase Period. Although you were able to purchase your Shares at a discount, Section 423 of the Code allowed you to exclude the discount from your gross income at the time you purchased your Shares.
TIME OF SALE
Two Year Holding Requirement: Section 423 of the Code provides that if you hold Shares that you purchased through the Plan until the later of (i) two years from the last day of the Purchase Period in which you purchased such Shares or (ii) one year from the date you purchased such Shares, you will recognize long-term capital gain (or loss) when you sell your Share. The amount of the long-term capital gain (or loss) will equal the amount that you receive upon sale of your Shares (including any amount that you receive for your Shares as a result of the Merger) minus the amount that you paid for your Shares.
Disqualifying Disposition
If you sell or otherwise dispose of any Shares purchased under the Plan before the later of (i) two years after the last day of the Purchase Period in which you purchased such Shares, or (ii) one year from the date on which you purchased such Share (this is called a “Disqualifying Disposition”), a portion of the amount you receive will be taxed as ordinary income and a portion may be treated as capital gain.

If you sell or otherwise dispose of Shares in a Disqualifying Disposition, you must report as ordinary income for the year in which you sell or otherwise dispose of such Shares, an amount equal to (i) the lesser of (x) the market value of such Shares on the date you purchased such Shares or (y) the amount that you receive upon sale of such Shares minus (ii) the amount you paid for such Shares. If this amount is negative, you will not have to recognize any ordinary income as a result of the Disqualifying Disposition.
You will also report a capital gain or loss in the same year equal to the amount that you receive upon sale or other disposition of such Shares minus your tax basis in such Shares. Your tax basis will equal the amount you paid for such Shares plus the ordinary income you are required to report as a result of the Disqualifying Disposition, as described above. The capital gain or loss realized by you on the sale or disposition of such Shares will generally be considered a long-term capital gain (or loss) if you held such Shares for more than one year (measured from the date you purchased the Shares) and will be considered a short-term capital gain (or loss) if you held the Shares for one year or less.
Automatic Dividend Reinvestment
If you acquired additional Shares through automatic dividend reinvestment of dividends paid on Shares held in your account, you will have a tax basis on such additional Shares equal to the amount that you included in income with respect to such dividends in the year in which the dividend was paid and reinvested in additional Shares. Upon the sale or other taxable disposition of any Shares you acquired through automatic dividend reinvestment, you will have a long-term or short-term capital gain or loss with respect to such Shares, depending upon how long you held the Shares and the amount you received for such Shares. Your holding period for Shares you acquired through dividend reinvestment began on the date that the Shares were purchased for your account.
Additional Information and Where to Find It
This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by Surety Acquisition Corporation with the Securities and Exchange Commission (the “SEC”) on May 11, 2011. CNA Surety Corporation filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on May 11, 2011. These documents, as amended from time to time, contain important information about the tender offer and CNA Surety Corporation’s stockholders are urged to read them carefully before any decision is made with respect to the tender offer. Those materials and any other documents filed by CNA with the SEC will be made available to the Company’s shareholders at no expense to them from CNA at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604 and the documents that are filed by the Company with the SEC will be made available at no charge from CNA Surety at www.cnasurety.com or at 333 South Wabash Avenue, Chicago, Illinois 60604. In addition, all of those materials (and all other offer documents filed with the SEC ) will be available at no charge on the SEC’s website: www.sec.gov.

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